April 13, 2017

Via Email and the EDGAR System

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Ruairi Regan

Re:	Puebla Resources Corp.
Registration Statement on Form S-1
Filed March 13, 2017
File No. 333-216651

Dear Mr. Regan:

I write on behalf of Puebla Resources Corp. (the “Company”) in response to Staff’s letter of April 7, 2017, signed by John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1, filed March 13, 2017, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS.

The Company will only provide a copy of the prospectus to potential investors.  No research reports concerning the Company have either been published or distributed.

DILUTION, PAGE 14

2.  YOU DISCLOSE ON PAGE 14 THAT DILUTION IN YOUR PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE REPRESENTS THE DIFFERENCE BETWEEN THE AMOUNT PER SHARE PAID BY PURCHASERS OF SHARES OF YOUR COMMON STOCK IN THE OFFERING AND THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE OF COMMON STOCK IMMEDIATELY FOLLOWING THE OFFERING.  HOWEVER, IT DOES NOT APPEAR THAT THE AMOUNTS AND RELATED PERCENTAGES OF DILUTION DISCLOSED ON PAGE 15 UNDER EACH ASSUMPTION OF SHARES SOLD (I.E., 100%, 75%, ETC.) WERE CALCULATED IN THIS MANNER. IN ADDITION, THE PERCENTAGES DISCLOSED IN THE LINE ITEM “PERCENTAGE INCREASE IN NTBV PER SHARE ATTRIBUTABLE TO THE CASH PAYMENT MADE BY PURCHASERS” UNDER EACH ASSUMPTION ALSO APPEAR TO BE INCORRECT.  PLEASE REVISE TO CORRECT THESE COMPUTATIONAL ERRORS.

In response to this comment, the Company has revised the Form S-1 so that information regarding dilution and the calculation of dilution are consistent.

DESCRIPTION OF PROPERTY PAGE 25

3. PLEASE REVISE TO REMOVE THE TERMS POSSIBLE AND IMPLIED RESERVES.  THESE TERMS ARE NOT DEFINED UNDER INDUSTRY GUIDE 7.  SEE PARAGRAPH (A) OF INDUSTRY GUIDE 7.

In response to this comment, the Company has revised the Form S-1 so that all references to possible and implied reserves have been removed.

4. PLEASE DISCLOSE THE INFORMATION REQUIRED UNDER PARAGRAPH (B) OF INDUSTRY GUIDE 7 FOR ALL MATERIAL PROPERTIES, INCLUDING THE SOURCE OF POWER AND WATER FOR YOUR PROPERTY AND A DESCRIPTION OF ANY INFRASTRUCTURE LOCATED ON YOUR PROPERTY.

In response to this comment, the company has added disclosure to the section entitled “Property Geology and 2007 Work Program” as required by paragraph (b) of industry Guide 7 for all material properties, including the source of water and power for the property. We note that there is no infrastructure on the property.

5. PLEASE DISCUSS THE QUALITY ASSURANCE PROGRAM ASSOCIATED WITH THE SAMPLING DATA PRESENTED IN THIS SECTION AND YOUR EXPLORATION PROGRAM. IF UNKNOWN, INCLUDE A STATEMENT TO THIS EFFECT IN YOUR FILING.

In response to this comment, the company has added disclosure to the section entitled “Property Geology and 2007 Work Program” which confirms that nothing is known of the quality assurance program associated with the sampling data obtained from previous operators of the Goldstar property.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 33

6. PLEASE UPDATE THIS DISCLOSURE TO REFLECT THE MOST RECENT PRACTICABLE DATE RATHER THAN NOVEMBER 2016.

In response to this comment, the company has updated the disclosure to reflect information as of April 7, 2017, rather than November 2016.

UNDERTAKINGS, PAGE 37

7. PLEASE PROVIDE THE UNDERTAKINGS AS REQUIRED BY ITEM 512(A)(5)(II) AND ITEM 512(A)(6) OF REGULATION S-K.  ITEM 512(A)(5)(II) IS REQUIRED FOR ANY PROSPECTUS FILED IN RELIANCE ON RULE 430C AND ITEM 512(A)(6) IS REQUIRED FOR ANY OFFERING THAT INVOLVES AN INITIAL DISTRIBUTION OF SECURITIES PURSUANT TO RULE 159A.  FOR GUIDANCE, REFER TO SECURITIES ACT RULES COMPLIANCE AND DISCLOSURE INTERPRETATION, QUESTION 229.01.

In response to this comment, the company has updated its disclosure to include the undertakings required by Items 512(A)(5)(II) and 512(A)(6) of Regulation S-K.

EXHIBITS

8. Please File All Exhibits Including The Exhibit Required By Item 601(B)(21) Of Regulation S-K And Your Agreement With Your Consulting Geologist.

In response to this comment, the company has updated its disclosure to include the Exhibit required by Item 601(B)(21) of Regulation S-K as well as its agreement with the consulting Geologist.

SIGNATURES

9. PLEASE IDENTIFY EACH CAPACITY IN WHICH ALEJANDRO VARGAS IS SIGNING THE REGISTRATION STATEMENT INCLUDING CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER, AS APPLICABLE. REFER TO INSTRUCTION 1 TO THE SIGNATURE SECTION ON FORM S-1.

In response to this comment, the company has updated its disclosure to clarify that Alejandro Vargas is signing as principal accounting officer in addition to his other positions with the company.

Sincerely,

/s/ Alejandro Vargas

Alejandro Vargas